U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10-SB/A

                                Amendment No. 2


                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                           BISHOP CAPITAL CORPORATION
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Wyoming                                           84-0901126
-------------------------------                           ------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)

  716 College View Drive, Riverton, WY                          82501
 --------------------------------------                       --------
(Address of principal executive offices)                     (Zip Code)

                                 (307) 856-3800
                            ------------------------
                           (Issuer's telephone number)


Securities to be registered under Section 12(b) of the Act:

                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.01 par value
                          ----------------------------
                                (Title of Class)

                                     Part I


Item 1.   Description of Business
          -----------------------

The Company

Background
----------
Bishop Capital Corporation, formerly known as Bishop Cable Communications Corporation, (the "Company" or "Bishop") was originally incorporated under the laws of the State of Colorado on February 22, 1983 and reincorporated under the laws of the State of Wyoming on June 2, 1992. On November 22, 1995, the Company changed its name. The Company is primarily engaged in the development and sale of real estate. Since inception, the Company has been a wholly-owned subsidiary of a public company listed on Nasdaq.

Karlton Terry Oil Company Transaction and Bishop Spin-off
---------------------------------------------------------
In December 1995, Bishop's parent corporation, then known as Metro Capital Corporation ("Metro"), upon approval of its shareholders, completed a transaction (the "Transaction" or the "Metro/KTOC Transaction") with Karlton Terry Oil Company and its affiliates ("KTOC"). Metro and KTOC previously were not affiliated. Upon completion of the Transaction, Metro's name was changed to American Rivers Oil Company ("AROC"). The Transaction is illustrated in the following diagram and described below:

                                   (Diagram)


     (1) Prior to and in connection with the Transaction, Metro transferred all of its assets to Bishop, except for $700,000 cash and an insignificant oil property. These transferred assets, together with Bishop's previously owned assets, are being operated autonomously by the prior management of Metro who became officers and directors of Bishop pursuant to the terms of separate five-year Operating and Voting Agreements (as discussed in Item 7).

     (2) In the Transaction, KTOC exchanged certain oil and gas properties for 80% of the voting securities of Metro. The securities issued to KTOC were shares of newly created Class B Common Stock of Metro. The only class of securities of Metro issued and outstanding prior to the Transaction was Common Stock. Under the terms of the Transaction, Metro issued Class B Common Stock to KTOC in order to exclude KTOC from participation in a distribution of Bishop Common Stock to the holders of Metro Common stock (See paragraph (3) below). The holders of Class B Common Stock possess the same rights as the holders of Common Stock except that the Class B Common Stock is not entitled to participate in any distribution of shares or assets of Bishop. The Class B Common Stock is convertible on a one-for-one share basis into Common Stock commencing 36 months from December 1995. Management of KTOC succeeded to the board of directors and serve as officers of AROC (formerly Metro) operating the oil and gas properties previously owned by KTOC.

     (3) As a result of the Transaction, AROC and Bishop have separate businesses under separate management. Pursuant to the terms of the Transaction, AROC is distributing the shares of Bishop as a partial liquidating dividend to holders of AROC Common Stock (the "spin-off"), but not to holders of Class B Common Stock (See paragraph (2) above). The spin-off record date is November 18, 1996, and it is anticipated that the spin-off will occur in the second quarter of 1997.

All of the Class B Common Stock was issued to KTOC in the Transaction, 95% of which is beneficially owned by AROC's officers and directors. The beneficial owners of more than 5% of AROC Common Stock other than Class B Common stock as of the spin-off record date of November 18, 1996 are as follows (see Item 4(a)):


                                     Amount of
Name of Beneficial Owner        Beneficial Ownership              Percent
------------------------        --------------------              -------

Haddon, Inc.                          375,000                       10.6%
Robert E. Thrailkill                  314,880                        8.9%
Consult & Assist                      275,000                        7.8%
Francarep, Inc.                       275,000                        7.8

Open Development Company Transaction
------------------------------------
In February 1997, AROC announced that it anticipated executing an agreement to merge with Opon Development Company (ODC) in the near future. The transaction was previously announced in November 1996. ODC's only asset is a 4.55% working interest in and to the Opon oil and gas field in Colombia, South America which is operated by Amoco Colombia Petroleum Corp., with Hondo Magdalena Oil & Gas Company being the other partner. Completion of the merger would be subject to, among other conditions, obtaining project financing for ODC's Colombian project and shareholder approval of both companies. The companies intend to merge into a new company whose shares are to be registered with the Securities and Exchange Commission and issued to acquire all outstanding AROC and ODC shares. Upon conclusion of the merger, ODC shareholders would own 90 - 95% of the new company and ODC management would operate the company. AROC's current oil and gas operations are expected to continue in a subsidiary of the new company. The merger is expected to be completed in the second quarter of 1997 but there is no assurance that the transaction will be completed. This transaction, which is unrelated to the Metro/KTOC Transaction, will have no effect on the spin-off nor will any assets of AROC be contributed to the Company.

Real Estate Operations
----------------------

The Company's operations, prior to the transfer of assets from Metro, were primarily related to real estate development and sales (see Item 1 "Real Estate"). Liabilities of the Company, consisting of trade accounts payable, were insignificant. In connection with the Metro/KTOC Transaction, Metro transferred assets of $1,731,000 (excluding $700,000 cash from the sale of marketable securities and an insignificant oil property) and related liabilities of $41,000 to the Company. The assets transferred included $1,055,000 in cash and marketable securities, net property and equipment of $200,000 and net gas royalty interests of $400,000.

The success of the Company depends, among other factors, upon national and local trends of the economy, including interest rates, construction costs, governmental regulations and legislation, including environmental requirements, real estate fluctuations, retailing trends, population trends, zoning laws, availability of financing and capital on satisfactory terms and the ability of the Company to compete with other owners and developers with greater resources and whose management may have more experience than the Company's officers.

The Company's undeveloped real estate is in Colorado Springs, Colorado which has sustained a consistent growth in population over the past twenty-five years. Population forecasts for the year 2000 project a 20% increase over 1990 which is a conservative 2% annualized growth rate. Several new retail development centers and residential areas north and east of the Company's property have been constructed or are in the planning stages. Demographic and marketing studies by independent third-parties project higher retail sales and population growth over a five-year period within a one to five mile radius of the Company's property which is zoned for individual pad sites for general commercial uses.

The Company's improved 15 lot subdividion in Riverton, Wyoming is located adjacent to a golf course. This area has sustained a stady growth rate for residential construction the last two years. The Company believes its subdivision location and lot prices are competitive with other local developers.

Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner of real estate may be liable for the cost of removal or remediation of certain hazardous or toxic substances disposed, stored, released, generated, manufactured or discharged from, on, at, onto, under or in such property. Environmental laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence or release of such hazardous or toxic substances. The Company engaged an independent environmental engineer to complete a Phase I Environmental Assessment ("Assessment") on the 20 acre parcel being developed in Colorado Springs, Colorado. The Assessment did not reveal any non-compliance with environmental laws. The Company is not aware of any non-compliance with environmental laws, environmental liability or other environmental claims on its real estate properties that the Company believes would likely have a material adverse effect on the Company.

The Company also has a royalty interest in a natural gas property. As such, the Company receives a specified portion of the gas produced less related state severance or production taxes.

The Company had four full-time employees as of February 28, 1997.

Real Estate

In October 1993, the Company entered into two limited partnership agreements to purchase approximately 90 contiguous acres of land in Colorado Springs, Colorado. The property surrounding the acreage is primarily retail development (restaurants, major grocery chains, gas stations, convenience stores and small retailers) to serve nearby residential developments. A summary of the Company's participation in each partnership is as follows:

     (1) The Company contributed $250,000 cash to the first partnership (Bishop Powers, Ltd.) which purchased approximately 55 acres of land for commercial development. The Company, as general partner, has an 81% interest with the remaining 19% interest held by the limited partner (Powers Golf LLC) who is the general partner in the second partnership discussed below. The Company will be allocated 100% of the income and losses until it has been paid $600,000 plus interest thereon at 8% per annum (not to exceed $100,000) after which the income and losses will be allocated 81% to the Company and 19% to the limited partner. The Company, as general partner, has exclusive management of the partnership. Any transfer of a limited partner's interest requires the written consent of the general partner. The Company is planning a three phase development of commercial pad sites for the 20 acre parcel as discussed in Item 3. The remaining 35 of the 55 acres is not being developed at the present time.

     (2) The Company contributed $100,000 cash to the second partnership (Z-H, Ltd.) which purchased approximately 35 acres of land on which Z-H Ltd. constructed a recreational facility consisting of a 60 station golf driving range, 36 holes of miniature golf, 9 baseball/softball batting machines, and a 1,200 square foot clubhouse. This facility, which encompasses all of the acreage purchased, commenced operations in July 1994. The Company, as the limited partner, has a 19% interest with the remaining 81% interest held by the general partner (Powers Golf LLC). There is no affiliation between the Company and Powers Golf LLC. The Company contributed an additional $250,000 when certain financing requirements in the partnership consisting of $800,000 of debt financing were fulfilled by the general partner. The Company is not a guarantor of any debt in this partnership and the general partner cannot incur additional debt without the prior written consent of the Company. The Company is not required to make any further capital contributions to the partnership. The Company also has the right of first refusal relating to the sale of partnership assets. The general partner is having preliminary discussions with an unrelated third-party who has expressed an interest in leasing the facility. The partnership has incurred losses from operations since inception. There is no assurance that the operations will become profitable in the near future. At December 31, 1996, the net carrying value of the Company's 19% interest is $224,000.

The undeveloped real estate is subject to local zoning laws and regulations. The undeveloped real estate must be surveyed, designed and platted and then submitted to the appropriate governmental authorities for approval, permits and agreements before it can commence development. The ability of the Company to obtain necessary approvals and permits for its planned development is often beyond the Company's control. The length of time necessary to obtain permits and approvals increases the carrying costs of unimproved land acquired for the purpose of development. The western boundary of the undeveloped real estate borders a drainage channel and appropriate governmental authorities will require that certain improvements be made along the drainage channel as sections of the undeveloped land are platted for development. The Company estimates that the total drainage channel improvement costs will approximate $400,000.

The Company entered into Purchase Agreements to sell the following tracts of land: (i) 1.14 acre to Diamond Shamrock Refining and Marketing Company for $388,850 for a combination gasoline sales, convenience store and car wash facility; (ii) 1.04 acre to a Taco Bell franchisee for not less than $350,000 (purchase price to be adjusted up if actual size of platted lot is greater than size stated in Purchase Agreement) for a fast-food facility; and (iii) .92 acre to State Bank & Trust for $330,627 (purchase price to be adjusted if actual size of platted lot exceeds or is less than size stated in Purchase Agreement) for a branch bank facility. The Company has submitted the concept plan for Phase I of the development to the appropriate governmental authorities for review and approval. Upon approval of this concept plan, a final plat will be submitted for approval and recordation. The Company expects the approvals and recordation to be completed on or before April 30, 1997. The Taco Bell closing will occur 20 days after final approval of the plat by the appropriate governmental authorities. The State Bank & Trust closing will occur 10 days following notice from the Company that the final plat has been recorded; however, State Bank & Trust can extend the closing for a period of 45 days by giving written notice to the Company on or before the date set for closing and providing an additional $25,000 earnest money deposit. The Diamond Shamrock closing will occur when the purchaser has obtained all required permits necessary to construct the facility on the property; however, if purchaser has not closed within 180 days after plat recordation, the contract will terminate.

In October 1995 the Company acquired approximately 5 acres of undeveloped real estate in Riverton, Wyoming for $80,000 and developed the parcel into a 15 lot subdivision. The improvements (utilities, drainage, roadway, etc.) which were completed in September 1996 cost approximately $154,000. In June 1996 the Company entered into a one year listing agreement with a real estate brokerage company to market at a 6% commission rate the improved lots.

Natural Gas Royalty Interest


In December 1990, the Company purchased a royalty interest in certain natural gas properties located in Wyoming from an unrelated third-party. Since the Company did not have access to reserve information, the Company's engaged an independent petroleum geologist to review available geologic, engineering and production data and to estimate the value for the natural gas royalty interests. Based on this study and other factors, the Company paid approximately $1,050,000 for the royalty interests. At December 31, 1996, the net carrying value of this interest, which is being amortized over 8 years, is $267,000. In connection with the purchase, the Company formed a tax partnership (Bridger Creek Partnership) which allocates to the Company, as general partner, the first $40,000 of annual net income (as defined) from the partnership and 80% of annual net income in excess of $40,000. After the Company has received cumulative net income of $1,050,000, plus interest at prime adjusted semi-annually, the Company will receive 60% of the annual net income thereafter.


The royalty interests are in the Madden Unit which produces natural gas from producing horizons between 5,500 and 24,000 feet. A gas processing plant in which the Company has no ownership interest treats the "sour gas" produced from the Madison formation (24,000 feet). The plant processes 50 MMCFD (million cubic feet per day) from two completed Madison wells. The plant products include methane, sulfur and carbon dioxide. The Company's royalty interests are only subject to plant processing costs and severance and ad valorem taxes. The
Company and other royalty owners are currently negotiating with the plant operator to eliminate the deduction of certain processing costs which may not be in accordance with applicable state rules and regulations.

Reserve information relating to the natural gas royalty interests owned is not included because the information is not made available to royalty interest owners by Louisiana Land and Exploration Company, the operator of the properties.

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations
        ------------------------------------------------------------------------

In connection with the Metro/KTOC Transaction discussed in Item 1, the Company is being operated autonomously by the prior management of Metro pursuant to the terms of separate five-year Operating and Voting Agreements. (Please refer to Item 7 for a discussion of these Agreements.) Accordingly, the accompanying financial statements include the consolidated operating results and cash flows of Metro until December 8, 1995 when the change of control occurred. Beginning in December 1995, the Company's consolidated operating results include the operations associated with the assets and liabilities transferred from Metro.

The Company believes that this report contains certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, including, without limitation, statements containing the words "believes," "anticipates," "estimates," "expects," "may" and words of similar import, or statements of management's opinion. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

Results of Operations for the Years Ended March 31, 1996 and 1995

The fiscal 1996 net loss of $144,000 decreased by $442,000 or 79% over the net loss for fiscal 1995 primarily due to a gain on the sale of marketable securities of $688,400 offset by $150,000 of professional fees relating to the Metro/KTOC Transaction.

Revenue

Gas royalty revenue increased by $1,800 or 3% from fiscal 1995 to fiscal 1996. Natural gas production was 49,148 mcf in fiscal 1996, or a 25% increase compared to 1995 (39,383 mcf) and was primarily due to the "sour" gas treatment plant becoming operational in March 1995. The production increase, however, was offset by a 21% decrease in the average sales price of natural gas ($1.36/mcf in 1996 compared to $1.72/mcf in 1995).

Costs and Expenses

The only production costs incurred in connection with the Company's natural gas royalty interests are for gas plant processing charges and severance and ad valorem taxes. These costs increased by $9,600 or 100% in fiscal 1996 compared to fiscal 1995 due primarily to the gas plant, which processes "sour gas", becoming operational in March 1995. The Company and other royalty owners are presently negotiating with the plant operator to decrease the plant processing cost per mcf being charged to the royalty owners.

General and administrative expenses increased $234,000 or 17% in fiscal 1996 compared to fiscal 1995 resulting primarily from legal and consulting fees incurred in connection with the December 1995 Metro/KTOC Transaction and compensation expense being recorded in connection with the issuance of common stock to employees from the Company's stock bonus plan and two outside directors receiving common stock as compensation for services.

Depreciation and amortization decreased $6,500 or 4% in fiscal 1996 compared to fiscal 1995 as a result of a decrease in depreciable assets.

Other

Interest and dividend income decreased $19,000 or 21% in fiscal 1996 from fiscal 1995 due to the sale of marketable equity and fixed income securities.

Rental income decreased $6,000 or 32% in fiscal 1996 from fiscal 1995 due to the nonrenewal of an office lease in fiscal 1995.

The gain on sale of marketable securities in fiscal 1996 of $688,000 resulted primarily from the sale of equity securities with a low cost basis in connection with the Metro/KTOC Transaction. The Company does not anticipate having a gain of this magnitude in the near future.

The equity in limited partnership loss represents the Company's share of losses as a 19% limited partner in a golf driving range, miniature golf and baseball/softball batting cage recreational facility which commenced operations in July 1994.

The discontinued operations of an oil property relates to the oil property which was not transferred to the Company in connection with the December 1995 reverse acquisition.

Results of Operations for the Nine Months Ended December 31, 1996 and 1995

The net loss for the nine months ended December 31, 1996 increased by $377,000 over the net loss of $27,000 for the nine months ended December 31, 1995. The increase is primarily due to a decrease in the gain on sale of marketable securities of $634,000 (1996 compared to 1995) offset by professional fees of $150,000 related to the Metro/KTOC Transaction in December 1995.

Revenue

Gas royalty revenue for the nine months ended December 31, 1996 decreased $400 or less than 1% over the comparable period in 1995. The decrease in revenue resulted from the gas processing plant incurring a shutdown in August 1996 for normal repairs and maintenance and a mechanical breakdown in September 1996. As a result, natural gas production decreased 10% for the nine months ended December 31, 1996 (32,723 mcf) compared to the comparable period in 1995 (36,488 mcf). However, the average sales price per mcf increased to $1.44 for the nine months ended December 31, 1996 compared to $1.28 in the comparable period in 1995.

Costs and Expenses

Gas processing and production taxes decreased $300 or 2% for the nine months ended December 31, 1996 compared to the same period in 1995. Although the gas processing plant was shut down for repairs and maintenance in 1996, the decrease in plant processing costs was offset by the plant operator recovering from the Company, in equal monthly amounts in 1996, the difference between the actual and estimated annual plant processing charges for the period April 1995 through December 1995.

General and administrative expenses for the nine months ended December 31, 1996 decreased $241,000 or 38% compared to the comparable period in 1995. The decrease reflects a reduction in professional fees which were higher in 1995 due to the Metro/KTOC Transaction.

Depreciation and amortization for the nine month periods in 1996 and 1995 remained comparable.

Other

Interest and dividend income decreased $19,000 or 35% for the nine months ended December 31, 1996 compared to 1995 due to the sale of marketable securities.

Gain on sale of marketable securities decreased $634,000 or 92% for the nine months ended December 31, 1996 compared to 1995. In 1995, the Company sold equity securities with a low cost basis to generate cash in connection with the Metro/KTOC Transaction.

Equity in limited partnership loss decreased $8,000 or 21% for the nine months ended December 31, 1996 compared to 1995. The limited partnership's operations for the nine months ended December 31, 1996 reflected a 7% increase in revenues with a corresponding decrease of 6% in costs and expenses when compared to the comparable period in 1995. Although the loss in the current period decreased compared to the prior period, there is no assurance that the operations will continue to improve or become profitable in the near future.

Financial Condition

At December 31, 1996, the Company had working capital of $482,000.

The following summary table reflects comparative cash flows for the Company for the nine months ended December 31, 1996 and 1995 and for the two years ended March 31, 1996:

                                                 Nine Months Ended               Years Ended
                                                   December 31,                   March 31,
                                               ---------------------       -----------------------
                                                  1996        1995            1996          1995
                                                  ----        ----            ----          ----

   Net cash used in operating activities       $(249,800)  $(286,600)      $(321,200)    $(307,900)
   Net cash provided by investing activities     216,500     396,500         262,700       439,300
   Net cash  used in financing activities             --          --              --       (46,500)

Net cash used in operating activities of $249,800 for the nine months ended December 31, 1996 compared to $286,600 for the comparative period in 1995 reflects reduced operating expenses and the discontinued operations of an oil property. Net cash used in operating activities increased from $307,900 in fiscal 1995 to $321,200 in fiscal 1996 primarily due to decreased oil revenue accompanied by increased production costs.

Net cash provided by investing activities totaled $216,500 and $396,500 for the nine months ended December 31, 1996 and 1995, respectively. The Company utilized net cash proceeds of $330,500 from the sale of marketable securities for the period ended December 31, 1996 for capital expenditures of $138,000, advancing funds of $120,000 under notes receivable offset by $121,300 of proceeds from notes receivable and funding of operating activities. The capital expenditures primarily relate to improvements on undeveloped land in Wyoming. The Company loaned $100,000 to its parent company which was subsequently repaid during the nine months ended December 31, 1996. During the nine months ended December 31, 1995, the Company utilized net cash proceeds of $1,140,000 from the sale of marketable securities primarily for capital expenditures of $96,000, the transfer of $700,000 cash in the Metro/KTOC Transaction and funding of operating activities. In fiscal 1996, net cash proceeds of $1,095,500 from the sale of marketable securities were primarily utilized for capital expenditures of $155,000, the transfer of $700,000 cash in the Metro/KTOC Transaction and funding of operating activities. In fiscal 1995, net cash proceeds of $461,300 from the sale of marketable securities were utilized primarily for the funding of operating activities.

There were no cash flows from financing activities for the nine months ended December 31, 1996. The Company had short-term borrowings and repayments of $60,000 in fiscal 1996 and $40,000 for the nine months ended December 31, 1995. Net cash used in financing activities of $46,500 in fiscal 1995 related to the acquisition of treasury stock.

The Company's material commitments for capital expenditures in the next twelve months will be in conjunction with the development of Phase I of the real estate located in Colorado Springs, Colorado. The Company has entered into contracts to sell three lots. The Company has engaged outside consultants to develop specifications and bid packages for roadway, drainage channel and on-site (grading, utilities, etc.) improvements related to Phase I consisting of approximately 5 acres. The amount of such commitment is estimated to be in the range of $400,000 to $500,000. The Company expects that such expenditures will be funded through the proceeds realized from the sale of lots, working capital and/or letters of credit collateralized by real estate.

Item 3.  Description of Property

The Company's principal properties consist of 55 acres of undeveloped real estate in Colorado and a 15 lot subdivision and natural gas royalty interests in Wyoming. None of the properties are held subject to any major encumbrance.

Real Estate Investment Policies

The Company's major investment in real estate is the 55 acres of undeveloped real estate in Colorado Springs, Colorado which was acquired in October 1993 and consists of separate 20 acre and 35 acre parcels. The Company is presently planning a three phase development of commercial pad sites for the 20 acre parcel. Phase I of the development, consisting of approximately 183,000 square feet, includes 5 lots of which the Company has entered into Purchase Agreements on three lots. The Company has engaged outside consultants to prepare the necessary Phase I documentation (surveys, designs and plats) for submission to the appropriate governmental authorities for approval and permits. The Company will be required to make improvements to the drainage channel on the western boundary of the land in Phase I as discussed in Item 1. The Company has submitted the Phase I concept plan for approval by the appropriate governmental authorities after which the final plat will be submitted for approval and recordation. The Company expects the approvals and recordation to be completed on or before April 30, 1997. The Company is working with various consultants in the preparation of design plans, cost estimates and bid documents for the site development work. The Company expects the site development work to be completed in the third quarter of 1997. The Company, which is devoting all of its efforts to Phase I of the development, is unable to project an estimated time frame for the commencement and completion of Phases II and III.

The Company anticipates that the costs incurred in developing the land (grading, utility extensions, etc.) in Phase I will be funded primarily by the escrow of the sales proceeds from the sale of lots. The Company anticipates providing a Letter of Credit to the appropriate governmental authorities to ensure that the necessary improvements to the drainage channel will be completed.

The Company's development plan for the remaining 35 acre parcel is presently anticipated to be a combination of retail pad sites and an apartment complex. The construction of an apartment complex will be based upon a variety of factors, including (i) external demographic studies; (ii) financial review as to the feasibility of the proposed project, including projected profit margins, return on capital employed and the capital payback period; (iii) competition for the proposed project, the ability to obtain financing on favorable terms and management's judgment as to the real estate market and economic trends. The Company would also consider various financial resources such as a partnership, joint venture or other financing arrangements to minimize risk. The Company has not commenced any feasibility studies or financial reviews of the contemplated usage of this parcel.

The Company does not anticipate any major investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Reserves

Reserve information relating to the natural gas royalty interests owned is not included because the information is not made available to royalty interest owners by Louisiana Land and Exploration Company, the operator of the properties. The Company's share of production from the royalty interests for the nine months ended December 31, 1996 was 32,723 mcf.

Item 4.  Security Ownership of Certain Beneficial Owners and Management
         --------------------------------------------------------------

     a. Security Ownership of Certain Beneficial Owners

All of the issued and outstanding securities of the Company are currently owned by AROC. The following table gives effect, on a pro forma basis, to the spin-off of the Company to holders of AROC common stock and shows those persons known by the Company who will be the beneficial owners of more than 5% of the Company's Common Stock:

                                                                Amount and Nature
                                  Name and Address              of Beneficial           Percent
   Title of Class               of Beneficial Owner               Ownership            of Class
   --------------               -------------------             -----------------      --------


Common Stock                     Haddon, Inc.                      93,750                10.6%
                                 c/o Coal Contractors
                                 Gowen Mine
                                 Fern Glen, PA 18241-2145 (1)

Common Stock                     Robert E. Thrailkill              78,720                 8.9%
                                 716 College View Drive
                                 Riverton, WY 82501 (2)

Common Stock                     Consult & Assist                  68,750                 7.8%
                                 P.O. Box 9856
                                 Rancho Santa Fe, CA 92067 (3)

Common Stock                     Francarep, Inc.                   68,750                 7.8%
                                 50 Av. des Champs-Elysees
                                 75008 Paris, France (4)

----------------
     (1) Haddon, Inc. ("Haddon") is wholly-owned by Denis Bell, a director of AROC. Haddon owned working interests in the oil and gas properties exchanged by KTOC in the Metro/KTOC Transaction which were acquired on the closing date for $175,000 cash and 367,945 shares of Class B Common Stock of which 175,000 shares were converted into Common Stock in accordance with the terms of the Transaction. Haddon also purchased 200,000 shares of AROC Common Stock from AROC in a subsequent and separate private placement transaction. Mr. Bell was nominated as a director of KTOC management and elected in conjunction with the Metro/KTOC Transaction. There was no affiliation between Metro and Haddon/Bell prior to the Metro/KTOC Transaction.


     (2) In connection with the December 1995 Metro/KTOC Transaction, the Company entered into a five-year Voting Agreement with AROC which appointed the Company's president, Mr. Thrailkill, or such person he shall designate as attorney and proxy to vote in his sole and absolute discretion, all of the shares of all classes of the common stock of AROC and/or the Company owned by them with respect to any matter brought before the shareholders of AROC and/or the Company relating to or involving exclusively the Company. Accordingly, Mr. Thrailkill may be deemed the beneficial owner of 4,500,000 shares of the Company's common stock owned by AROC prior to the effective date of the spin-off. Upon the effective date of the spin-off, the Voting Agreement will terminate. (See Item 7.)

     (3) All shares are beneficially owned by Georg Ligenbrink.
     (4) All shares are beneficially owned by Georges Babinet.

     b. Security Ownership of Management

The following table shows, on a pro forma basis giving effect to the spin-off of the Company to holders of AROC common stock, management's expected ownership of the Company's Common Stock:

                                                                Amount and Nature
                                  Name and Address               of Beneficial             Percent
  Title of Class                of Beneficial Owner                Ownership              of Class
  --------------                -------------------             -----------------         --------
Common Stock                    Robert E. Thrailkill                78,720                  8.9%
                                716 College View Drive
                                Riverton, WY 82501

Common Stock                    John A. Alsko                       19,563                  2.2%
                                716 College View Drive
                                Riverton, WY 82501

Common Stock                    Robert J. Thrailkill                15,938                  1.8%
                                716 College View Drive
                                Riverton, WY 82501

Common Stock                    All officers and directors
                               as a group (three persons)          114,221                  12.9%

     c. Changes in Control

The Company is not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

Item 5.  Directors and Executive Officers
         --------------------------------

     a. Identification of Directors and Executive Officers

              Name                 Age                  Office
              ----                 ---                  ------
        Robert E. Thrailkill        65          Chairman of the Board, President
                                                and Chief Executive Officer

        John A. Alsko               55          Secretary/Treasurer and Director

        Robert J. Thrailkill        37          Vice President and Director

     Robert E. Thrailkill. Mr. Thrailkill has been President, Chief Executive Officer and Director of the Company since its inception in February 1983. Mr. Thrailkill previously served as Chairman of the Board, President and Chief

Executive Officer of Metro Capital Corporation from February 1981 to December 1995 at which time there was a change in control. Mr. Thrailkill's business background spans over 32 years of management responsibility in privately and publicly-held companies. Mr. Thrailkill devotes full time to the business of the Company.

     John A. Alsko. Mr. Alsko was appointed as Secretary/Treasurer and a Director of the Company in November 1995. Previously, Mr. Alsko served as Vice President - Finance of Metro Capital Corporation from February 1987 to December 1995. Prior to joining Metro Capital Corporation, he was employed in various financial positions with other privately and publicly-held companies and public accounting firms. Mr. Alsko is a Certified Public Accountant.

     Robert J. Thrailkill. Mr. Thrailkill was appointed as Vice President - Operations and a Director of the Company in November 1995. Previously, Mr. Thrailkill served as Director of Operations of Metro Capital Corporation from January 1989 to December 1995. Prior to joining Metro Capital Corporation, he was employed in various supervisory and managerial positions with other companies.

The directors of the Company are elected to hold office until the next annual meeting of shareholders or until a successor has been elected and qualified. Officers of the Company are elected annually by the Board of Directors and hold office until their successors are duly elected and qualified.

No arrangement or understanding exists between any of the above directors and officers pursuant to which any one of those persons were selected to such office or position. None of the directors hold positions with American Rivers Oil Company or directorships in other companies.

     b. Identification of Certain Significant Employees

           Not applicable.

     c. Family Relationships

          Robert J. Thrailkill is the son of Robert E. Thrailkill.

     d. Involvement in Certain Legal Proceedings

         Not Applicable.

Item 6. Executive Compensation
        -----------------------

     a. Summary Compensation Table

     The following table sets forth the compensation received by the Chief Executive Officer for the years ended March 31, 1996, 1995 and 1994. No other executive officer had total annual salary and bonus exceeding $100,000 for the year ended March 31, 1996.


                                                                                     Long Term
     Name                             Annual Compensation                       Compensation Awards
     and                   -------------------------------------------      ------------------------------
   Principal                                              Other Annual        Restricted          Options
    Position               Year     Salary     Bonus      Compensation       Stock Award ($)      SARS (#)
    --------               ----     ------     -----      ------------       ---------------      --------
Robert E. Thrailkill       1996     $145,000   $  --       $      --           $ 22,500 (2)      25,000 (3)
President, Chief           1995      145,000      --              --             15,500 (4)      50,000 (5)
Executive Officer          1994      145,000    3,000             --                 --              --
and Director (1)

--------------

(1) Robert E. Thrailkill was the Chief Executive Officer of Metro Capital Corporation ("Metro") from February 1981 to December 1995 when a change in control occurred. In December 1995, Mr. Thrailkill became Chief Executive Officer of Bishop Capital Corporation, a wholly-owned subsidiary of Metro, into which the majority of assets of Metro were transferred when the change in control occurred. Metro subsequently changed its name to American Rivers Oil Company ("AROC").
(2) Consists of 15,000 shares allocated and issued from AROC's 1987 Stock Bonus Plan with a fair market value of $1.50 per share on the award date.
(3) Consists of AROC's securities underlying options exercisable on date of grant (October 11, 1995) at a per share exercise price of $1.65 and expires five years thereafter.
(4) Consists of 25,000 shares allocated and issued from AROC's 1987 Stock Bonus Plan with a fair market value of $.62 per share on the award date.
(5) Consists of AROC's securities underlying options exercisable on date of grant (September 6, 1994) at a per share exercise price of $.68 and expires five years thereafter.

The columns for "Long-Term Incentive Plan Payouts" and "All Other Compensation" were omitted from the Summary Compensation Table since there was no information reportable for the three years ended March 31, 1996.

     b. Option/SAR Grants Table

     The following table provides information with respect to the grant of stock options pursuant to American Rivers Oil Company's ("AROC") 1992 Stock Option Plan to the Chief Executive Officer in fiscal 1996 (See footnote (1) under Item 6(a)). There are no outstanding Stock Appreciation Rights ("SARs").


                                                                                             Potential Realizable
                               Number of       % of Total                                     Value at Assumed
                              Securities        Options         Exercise                    Annual Rates of Stock
                              Underlying       Granted to       or Base                     Price Appreciation for
                               Options          Employees        Price      Expiration          Option Term (1)
        Name                 Granted (#)     in Fiscal 1996     ($/Share)      Date             5%         10%
        ----                 -----------     --------------     ---------   -----------         --         ---

Robert E. Thrailkill           25,000              50.0%          $ 1.65     10/11/2000      $11,500       $25,250

------------

(1) The dollar amounts under these columns represent the potential realizable value of the grant of option assuming that the market price of AROC's common stock appreciates in value from the date of grant at the 5% and 10% annual rates prescribed by the SEC and therefore are not intended to forecast possible future appreciation, if any, of the price of AROC's common stock.

     c. Aggregated Option Exercise and Fiscal Year-End Option Value Table

     There were no exercises of AROC stock options by the Chief Executive Officer in fiscal 1996 (See footnote (1) under Item 6(a)). The following table shows the number of shares covered by both exercisable and non-exercisable AROC stock options as of March 31, 1996 and their values at such date. There are no AROC SARs outstanding at March 31, 1996.



                                     Number of Securities                       Value of
                                   Underlying Unexercised             Unexercised In-the-Money
                                   Options at FY-End (#)                Options at FY-End ($)(1)
                                   ---------------------                ------------------------
      Name                   Exercisable       Unexercisable          Exercisable    Unexercisable
      ----                   -----------       -------------          -----------    -------------
Robert E. Thrailkill           120,000               --                 $43,700            --


-------------
(1) On March 31, 1996, the last reported bid price of AROC's common stock as quoted on NASDAQ was $1.50 per share. Value is calculated on the basis of the difference between the option price and $1.50 multiplied by the number of shares of Common Stock granted at that option price. The exercise prices for the various options granted are $1.65 (25,000 options), $.68 (50,000 options) and $1.44 (45,000 options). At March 31, 1996, the last reported bid price was lower than the exercise price of $1.65 for the 25,000 options and, therefore, no value is ascribed to those options in the above table. Subsequent to March 31, 1996, the 45,000 options with an exercise price of $1.44 expired and Mr. Thrailkill was granted 45,000 options at an exercise price of $1.38 from AROC's 1995 Stock Option and Stock Compensation Plan.

     d. Compensation of Directors

     There are no current arrangements for the compensation of directors for services rendered since the current directors are employees of the Company. During fiscal 1996, two prior non-employee directors were each paid $3,300 for services as directors and reimbursed for their travel expenses in connection with meetings. There are no other arrangements whereby any of the Company's directors received compensation for services as a director during fiscal 1996 in addition to or in lieu of the amounts stated above.

     e. Employment Contracts and Termination of Employment and Change-in-Control Arrangements.

     In November 1995, a Management Agreement (the "Agreement") was entered into between the Company, Robert E. Thrailkill, the Company's President, and the Company's previous parent company. The Agreement is for a five year term and is renewable from year to year thereafter unless terminated previously by either party. Under the Agreement, Mr. Thrailkill is paid an annual salary of $145,000, which salary may be increased by the Board of Directors from time to time in accordance with normal business practices of the Company; his expenses are reimbursed in accordance with the Company's policies and procedures; he participates in and receives established employee benefits and he is entitled to participate in any future benefit made available by the Company to its executives. The Agreement terminates upon death or disability and may be terminated by the Company for cause (as defined in the Agreement). The Agreement may also be terminated upon a breach of the Agreement, and in the event there is a change in control of the Company (as defined in the Agreement). If the Agreement is terminated because of a breach of the Agreement by the Company or a change in control, the Company shall pay severance pay equal to the product of
(a) the annual salary rate in effect multiplied by (b) the greater of the number of years (including partial years) remaining in the term of employment or the number three. The Agreement provides that upon death, the Company shall pay an amount equal to the annual salary; upon disability, the Company shall pay salary for the balance of the term of the Agreement (less amounts paid by insurance) or until the executive becomes gainfully employed, whichever is sooner; and, upon termination for cause, the Company shall pay any salary due up to the termination date.

Item 7.  Certain Relationships and Related Transactions
         ----------------------------------------------

     a. Certain Relationships

     There were no transactions during the last two fiscal years, or proposed transactions, in which the Company was or is to be a party with any director, executive officer or any member of the immediate family of any director or executive officer having a direct or indirect material interest of more than 10% in any business or professional entity involved in such transactions.

     b. Parent of Issuer

     In connection with the Metro/KTOC Transaction in December 1995, the assets of Metro which were transferred to the Company are being operated autonomously by the prior management of Metro pursuant to the terms of separate five-year Operating and Voting Agreements.

     The Operating Agreement provides that the Company's management will have sole authority and discretion with respect to the business, operations and assets of the Company. American Rivers Oil Company ("AROC") shall not take any action with respect to the business, operation or assets of the Company without first obtaining the written consent of the Board of Directors of the Company. AROC shall not incur any indebtedness on behalf of the Company or take any action, directly or indirectly, to encumber, or cause any claims to be made with respect to, any or all of the assets of the Company. The Company shall not incur any indebtedness or take any action, directly or indirectly, to encumber, or cause any claims to be made with respect to, any or all of the assets of AROC. The Company agrees to indemnify and hold harmless AROC, its officers, directors, employees and agents from any and all liabilities, actions and suits incurred by any such party by reason of or arising out of any actions or omissions by the Company's management. AROC agrees at all times during the term of this Operating Agreement to be bound by the terms of the Voting Agreement.

     The Voting Agreement appoints the Company's president or such person as he shall designate ("Designated Attorney-In-Fact") as attorney and proxy to vote all of the shares of all classes of the common stock of AROC and/or the Company owned by them with respect to any matter brought before the shareholders of AROC and/or the Company relating to or involving exclusively the Company. The Company shall indemnify and hold harmless AROC, its officers, directors, employees and agents from any and all liabilities, actions and suits incurred by any such party by reason of or arising out of any actions or omissions by the Designated Attorney-In-Fact, including without limitation any liability arising from a suit by the holders of common stock of AROC based upon allegations of improper behavior by the Designated Attorney-In-Fact or the management of the Company.

     The Operating and Voting Agreements will terminate on the effective date of the spin-off.

     c. Transactions with Promoters

            Not applicable

Item 8.  Description of Securities
         -------------------------

General

The Company is authorized to issue 15,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, no par value per share. The Company will distribute 885,443 shares of the Company's common stock pro-ratably (one share of Bishop for every four shares of American Rivers) to American Rivers Oil Company's common shareholders of record at November 18, 1996. American Rivers Oil Company's Class B common shareholders will not participate in the distribution.

Company Common Stock

Each share of the Company's common stock entitles the holder to one vote on each matter to be voted upon by the holders of the Company's common stock. The holders of the Company's common stock are not entitled to any preemptive rights.

The holders of the Company's common stock are entitled to receive such dividends of cash or assets, if any, as are declared by the Company's Board of Directors out of funds legally available for that purpose, subject to the preferential rights, if any, of the holders of preferred stock. The Board of Directors of the Company will determine its dividend policy with respect to the Company's common stock based on the Company's results of operations, financial condition, capital requirements and other circumstances. It is the Board of Directors' present intention to retain cash for the operations of the Company and it is not anticipated that cash dividends will be paid on the Company's common stock in the foreseeable future.

                                     Part II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters
         --------------------------------------------------------------------

     a. Market Information

     The common shares to be issued under this registration statement have no established public trading market. None of the common shares will be listed on a national securities exchange or NASDAQ. The common shares will likely be traded in the over-the-counter market by certain dealers who from time to time may make a market in such securities.

     There are no outstanding options or warrants to purchase, or securities convertible into, common stock of the Company. There are no common shares that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act for sale by security holders.

     b. Holders

     Upon distribution of the shares, there will be approximately 2,000 holders of record of the Company's common stock (which amount does not include the number of shareholders whose shares are held of record by brokerage firms).

     c. Dividends

     There have been no cash dividends declared on the common stock for the last two fiscal years or for the nine months ended December 31, 1996. Payment of cash dividends, if any, in the future, will be determined by the Company's Board of Directors in light of the Company's earnings, financial condition and other relevant considerations. There are no restrictions on the Company's present or future ability to pay dividends.

Item 2.  Legal Proceedings
         -----------------

     There are no pending legal proceedings to which the Company is a party or to which any of its property is subject.

Item 3.  Changes in and Disagreements with Accountants
         ----------------------------------------------

        None.

Item 4.  Recent Sales of Unregistered Securities
         ---------------------------------------

        None.

Item 5.  Indemnification of Directors and Executive Officers
         ---------------------------------------------------

     The Company's Articles of Incorporation provide that the Company shall indemnify any person who is or was a director to the maximum extent provided by statute. Pursuant to Wyoming Business Corporation Act ("WBCA") Section 17-16-851, a corporation may indemnify a person made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:
(i) he conducted himself in good faith and reasonably believed that his conduct was in or at least not opposed to the corporation's best interests; and, (ii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director: (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or, (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

     The Company's Articles of Incorporation provide that the Company shall indemnify any person who is or was an officer and not a director to the maximum extent provided by law, or to a greater extent if consistent with law and if provided by resolution of the Company's shareholders or directors, or in a contract. Pursuant to WBCA Section 17-16-856, a corporation may indemnify a current or former officer who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

                                    Part III


Item 1.  Index to Exhibits                                       Attachment
         -----------------                                       ----------

           3.1  Articles of Incorporation (1)                          A

           3.2  By-laws (1)                                            B

          10.1  Management Agreement (1)                               C

          10.2  Purchase Option Agreement  (1)                         D

          10.3  Contract to Sell Real Estate (1)                       E

          10.4  Agreement for the Purchase and
                Sale of Commercial Real Estate (1)                     F

          10.5  Operating Agreement (1)                                G

          10.6  Voting Agreement (1)                                   H

          10.7  Limited Partnership Agreement of
                 Bishop Powers, Ltd. (1)                               I

          10.8  Limited Partnership Agreement of Z-H, Ltd. (1)         J

          10.9  Bridger Creek Partnership (1)                          K

          21    Subsidiaries of the Registrant (1)                     L

          27     Financial Data Schedule (submitted only in electronic format).


     (1) Previously filed with original filing on December 11, 1996 or Amendment No. 1 filing on March 17, 1997.


Item 2.  Description of Exhibits
         -------------------------

          3.1 Articles of Incorporation dated May 27, 1992 and Amendment thereto dated November 20, 1995.

          3.2  By-laws.

          10.1 Management Agreement dated December 8, 1995 between American Rivers Oil Company (formerly Metro Capital Corporation), Bishop Capital Corporation (formerly Bishop Cable Communications Corporation) and Robert E. Thrailkill.

          10.2 Purchase Option Agreement dated August 28, 1996 between Bishop Powers, Ltd., a Colorado Limited Partnership, Bishop Capital Corporation as General Partner and Diamond Shamrock Refining and Marketing Company.

          10.3 Contract to Sell Real Estate dated November 14, 1996 between Bishop Powers, Ltd., a Colorado Limited Partnership, Bishop Capital Corporation as General Partner and 123 Cascade Associates LLC.

          10.4 Agreement for the Purchase and Sale of Commercial Real Estate dated March 3, 1997 between Bishop Powers, Ltd., a Colorado Limited Partnership, Bishop Capital Corporation as General Partner and State Bank & Trust of Colorado Springs.

          10.5 Operating Agreement dated December 8, 1995 between American Rivers Oil Company (formerly Metro Capital Corporation), Karlton Terry Oil Company and Bishop Capital Corporation (formerly Bishop Cable Communications Corporation.

          10.6 Voting Agreement dated December 8, 1995 between American Rivers Oil Company (formerly Metro Capital Corporation), Karlton Terry Oil Company and Bishop Capital Corporation (formerly Bishop Cable Communications Corporation.

          10.7 Bishop Powers, Ltd. Limited Partnership Agreement dated October 15, 1993 between Bishop Capital Corporation (formerly Bishop Cable Communications Corporation) as General Partner and Powers Golf LLC as Limited Partner.

          10.8 Z-H, Ltd. Limited Partnership Agreement dated October 15, 1993 between Powers Golf LLC as General Partner and Bishop Capital Corporation (formerly Bishop Cable Communications Corporation) as Limited Partner.

          10.9 Agreement of Bridger Creek Partnership dated December 31, 1990 between Bishop Capital Corporation (successor to interest of Metro Capital Corporation) and Mr. and Mrs. William N. Spratt.

          21   Subsidiaries of the Registrant.

                                   Signatures



In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BISHOP CAPITAL CORPORATION
                                             (Registrant)


Date:  March 31, 1997

                                              By:   /s/ Robert E. Thrailkill
                                              ----------------------------------
                                              Robert E. Thrailkill
                                              President

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS



                                                                     PAGE

Independent Auditor's Report                                         F-2

Consolidated Balance Sheets - December 31, 1996 (Unaudited)
    and March 31, 1996                                               F-3

Consolidated  Statements of Operations - For the Nine Months
    Ended  December 31, 1996 and 1995 (Unaudited),  and the
    Years Ended March 31, 1996 and 1995                              F-4

Consolidated Statement of Changes in Stockholder's Equity -
    For the Years Ended March 31, 1995 and 1996, and the
    Nine Months Ended December 31, 1996 (Unaudited)                  F-5

Consolidated  Statements of Cash Flows - For the Nine Months
    Ended  December 31, 1996 and 1995 (Unaudited), and the
    Years Ended March 31, 1996 and 1995                              F-6

Notes to Consolidated Financial Statements                           F-7

                          INDEPENDENT AUDITOR'S REPORT




To the Stockholders and
Board of Directors
Bishop Capital Corporation



We have audited the accompanying consolidated balance sheet of Bishop Capital Corporation and subsidiaries as of March 31, 1996 and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bishop Capital Corporation and subsidiaries as of March 31, 1996, and the results of their operations and their cash flows for the years ended March 31, 1996 and 1995, in conformity with generally accepted accounting principles.




HEIN + ASSOCIATES LLP


Denver, Colorado
May 23, 1996, except for the last two paragraphs of Note 1 as to which the date is November 18, 1996


                               BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
                         (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                                      CONSOLIDATED BALANCE SHEETS


                                                              DECEMBER 31,      MARCH 31,
                                                                 1996              1996
                                                              -----------      -----------
                                                              (Unaudited)
                                         ASSETS

CURRENT ASSETS:
  Cash and equivalents                                        $    33,425      $    66,770
  Marketable securities                                           641,133          844,734
  Receivables:
    Gas royalties                                                  12,433            9,399
    Interest and other                                              6,513           13,258
  Receivables from parent:
    Note                                                             --             17,522
    Other                                                           1,770           23,579
  Notes receivable - officers                                      25,000           25,000
  Prepaid expenses                                                  7,500           17,960
                                                              -----------      -----------

        Total current assets                                      727,774        1,018,222

PROPERTY AND EQUIPMENT:
  Building                                                        212,157          212,157
  Furniture and fixtures                                           63,162           63,969
  Vehicles and equipment                                           41,846           38,581
                                                              -----------      -----------
                                                                  317,165          314,707
  Less accumulated depreciation                                  (117,264)        (111,045)
                                                              -----------      -----------
        Net property and equipment                                199,901          203,662
                                                              -----------      -----------
OTHER ASSETS:
  Undeveloped land                                                540,134          411,709
  Investment in limited partnership                               224,366          254,112
  Gas royalty interest, net of accumulated
    amortization of $800,280 (unaudited)
    and $700,245, respectively                                    266,771          366,806
  Notes receivable                                                 63,049           46,836
  Other assets, net                                                 4,433            3,860
                                                              -----------      -----------
        Total other assets                                      1,098,753        1,083,323
                                                              -----------      -----------

TOTAL ASSETS                                                  $ 2,026,428      $ 2,305,207
                                                              ===========      ===========

                          LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued expenses                       $    80,687      $   103,541
  Payable to broker                                               165,009             --
                                                              -----------      -----------
        Total current liabilities                                 245,696          103,541

COMMITMENTS (Note 7)

STOCKHOLDER'S EQUITY:
  Preferred stock, no par value; 5,000,000 shares
    authorized, no shares issued                                     --               --
  Common stock, $.01 par value; 15,000,000 shares
    authorized; 885,443 shares issued and outstanding               8,854            8,854
  Capital in excess of par value                                2,216,198        2,166,025
  Unrealized holding gain                                            --             66,884
  Accumulated deficit                                            (444,320)         (40,097)
                                                              -----------      -----------
        Total stockholder's equity                              1,780,732        2,201,666
                                                              -----------      -----------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                    $ 2,026,428      $ 2,305,207
                                                              ===========      ===========

             See accompanying notes to these consolidated financial statements.

                                          F-3

                                        BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
                                (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       FOR THE NINE MONTHS
                                                             ENDED                      FOR THE YEARS ENDED
                                                           DECEMBER 31,                        MARCH 31,
                                                       --------------------             --------------------

                                                       1996            1995             1996              1995
                                                       ----            ----             ----              ----
                                                            (Unaudited)
REVENUE -
  Gas royalties                                      $  48,497        $  48,881        $  69,931        $  68,176

COSTS AND EXPENSES:
  Gas processing and production taxes                   14,142           14,480           19,192            9,549
  General and administrative                           392,476          633,926          731,936          497,694
  Depreciation and amortization                        113,689          114,621          152,718          159,181
                                                     ---------        ---------        ---------        ---------
                                                       520,307          763,027          903,846          666,424
                                                     ---------        ---------        ---------        ---------

LOSS FROM OPERATIONS                                  (471,810)        (714,146)        (833,915)        (598,248)

OTHER INCOME (EXPENSE):
  Interest income                                       27,383           39,132           51,094           61,010
  Dividend income                                        8,382           15,652           20,061           29,229
  Rental income                                         10,228           10,151           12,686           18,692
  Gain (loss) on sale of marketable securities          51,340          685,632          688,400           (3,222)
  Equity in limited partnership loss                   (29,746)         (37,840)         (54,606)         (41,282)
  Discontinued operations of oil property                 --            (25,850)         (25,850)         (24,720)
  Other                                                   --               --             (1,745)           1,588
                                                     ---------        ---------        ---------        ---------

NET LOSS                                             $(404,223)       $ (27,269)       $(143,875)       $(556,953)
                                                     =========        =========        =========        =========

NET LOSS PER COMMON SHARE                            $    (.46)       $    (.03)       $    (.17)       $    (.65)
                                                     =========        =========        =========        =========

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                                   885,000          859,000          867,000          856,000
                                                     =========        =========        =========        =========



                        See accompanying notes to these consolidated financial statements.

                                                          F-4


                                                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
                                            (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                                            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                                              FOR THE YEARS ENDED MARCH 31, 1995 AND 1996 AND THE
                                               NINE MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED)

                                         COMMON SHARES         TREASURY STOCK
                                       -----------------     -------------------       CAPITAL IN  UNREALIZED RETAINED
                                       NUMBER OF                                       EXCESS OF    HOLDING   EARNINGS
                                        SHARES    AMOUNT     SHARES       AMOUNT       PAR VALUE     GAIN     (DEFICIT)     TOTAL
                                        ------    -------    ------       ------       ---------    -----     --------      -----

BALANCES, April 1, 1994                 523,530   $ 5,235    206,707    $(1,689,583)  $3,027,683   $ 572,841  $2,141,451 $4,057,627

  Net change in unrealized
    holding gain                           --        --         --             --           --       (43,905)      --       (43,905)
  Stock bonus                             7,871        79       --             --         24,721        --         --        24,800
  Purchase of treasury stock               --        --        9,977        (46,479)        --          --         --       (46,479)
  Net loss                                 --        --         --             --           --          --      (556,953)  (556,953)
                                        ------    -------    -------    -----------    ---------    --------  ---------- ----------

BALANCES, March 31, 1995                531,401     5,314    216,684     (1,736,062)   3,052,404     528,936   1,584,498  3,435,090

  Commitment to issue common
   stock for services                    29,515       295       --             --        224,705        --         --       225,000
  Net change in unrealized
    holding gain                           --         --        --             --          --       (462,052)      --      (462,052)
  Consummation of reverse
    acquisition and reflect capital
    structure of Bishop                 324,527     3,245   (216,684)     1,736,062   (1,111,084)       --    (1,480,720)  (852,497)

  Net loss                                 --         --        --             --           --          --      (143,875)  (143,875)
                                        -------   -------    -------    -----------   ----------    --------  -----------  --------


BALANCES, March 31, 1996                885,443     8,854       --             --      2,166,025      66,884     (40,097) 2,201,666

  Net change in unrealized holding
    gain  (unaudited)                      --         --        --             --          --        (66,884)      --       (66,884)
  Stock bonus (unaudited)                  --         --        --             --         50,173        --         --        50,173
  Net loss (unaudited)                     --         --        --             --          --           --      (404,223)  (404,223)
                                        -------   -------    -------    -----------   ----------    --------  ----------   --------

  (Unaudited)                           885,443   $8,854        --      $      --     $2,216,198    $   --    $ (444,320)$1,780,732
                                        =======   ======     =======    ===========   ==========    ========  ========== ==========



                               See accompanying notes to these consolidated financial statements.

                                                         F-5

                                  BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
                           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 FOR THE NINE
                                                                 MONTHS ENDED             FOR THE YEARS ENDED
                                                                 DECEMBER 31,                  MARCH 31,
                                                            --------------------         --------------------
                                                             1996           1995          1996           1995
                                                            -----          -----         -----          ----
                                                                (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                              $  (404,223)   $   (27,269)   $  (143,875)   $  (556,953)
  Adjustments to reconcile net loss to
   net cash used in operating activities:
    Depreciation and amortization                           113,689        114,621        155,185        164,041
    Issuance of common stock for services                      --          225,000        225,000           --
    Stock bonus compensation                                 50,173           --             --           24,800
    Equity in partnership losses                             29,746         37,840         54,606         41,282
    Write-down of investment                                   --           25,000         25,000           --
    Abandoned leases                                           --             --             --           13,576
    Loss (gain) on sale of
     marketable securities                                  (51,340)      (685,632)      (688,400)         3,222
    Gain on sale of property
     and equipment                                             --             --             --             (917)
    Changes in operating assets
     and liabilities:
      (Increase) decrease in:
        Trade receivables                                    (3,034)        11,636          3,655         (5,732)
        Interest and other
          receivables                                         6,745         (4,586)         8,003         15,239
        Receivable from parent                               21,809           --          (23,579)          --
        Prepaid expenses                                     10,460          6,518         (1,680)         2,432
        Other assets                                         (1,000)          --           14,126           --
      Increase (decrease) in
        accounts payable and
        accrued expenses                                    (22,856)        10,294         50,770         (8,917)
                                                        -----------    -----------    -----------    -----------
     Net cash used in
      operating activities                                 (249,831)      (286,578)      (321,189)      (307,927)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities                        (312,828)      (122,716)      (169,979)      (335,830)
  Proceeds from sale of
   marketable securities                                    665,894      1,262,744      1,265,512        797,108
  Funds advanced under
   notes receivable                                        (120,000)       (11,681)       (42,522)        (7,000)
  Proceeds from notes receivable                            121,309         64,165         64,461          8,104
  Additions to undeveloped land                            (128,425)       (96,051)      (133,473)          --
  Proceeds from sale of propert
   and equipment                                               --             --             --            2,000
  Purchase of property and equipment                         (9,464)          --          (21,274)       (25,129)
  Transfer of cash in reverse
    acquisition                                                --         (700,000)      (700,000)          --
                                                        -----------    -----------    -----------    -----------
      Net cash provided by
       investing activities                                 216,486        396,461        262,725        439,253

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings                                     --           40,000         60,000         10,000
  Principal payments on borrowings                             --          (40,000)       (60,000)       (10,000)
  Treasury stock acquired                                      --             --             --          (46,479)
                                                        -----------    -----------    -----------    -----------
     Net cash used in financing
       activities                                              --             --             --          (46,479)
                                                        -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN CASH AND EQUIVALENTS                 (33,345)       109,883        (58,464)        84,847

CASH AND EQUIVALENTS, beginning of period                    66,770        125,234        125,234         40,387
                                                        -----------    -----------    -----------    -----------

CASH AND EQUIVALENTS, end of period                     $    33,425    $   235,117    $    66,770    $   125,234
                                                        ===========    ===========    ===========    ===========
SUPPLEMENTAL INFORMATION:
   Cash paid for interest                               $     8,551    $       722    $       830    $      --
                                                        ===========    ===========    ===========    ===========
   Non-cash equipment purchases                         $      --      $      --      $      --      $    13,500
                                                        ===========    ===========    ===========    ===========
   Payable for purchase of
    marketable securities                               $   165,009    $      --      $      --      $      --
                                                        ===========    ===========    ===========    ===========
                              See accompanying notes to these consolidated financial statements.
                                                            F-6

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)

1. BASIS OF PRESENTATION:
   ---------------------

     Reverse Acquisition - In October 1995, Metro Capital Corporation (Metro) and Karlton Terry Oil Company (KTOC) entered into an Asset Purchase Agreement whereby KTOC agreed to exchange certain oil and gas properties (the "Contributed Properties") for a total of 7,717,820 shares of Class B common stock of Metro, which represented 80% of the issued and outstanding voting securities of Metro. On November 29, 1995, the shareholders of Metro approved this transaction and the closing occurred on December 8, 1995. The shareholders also approved changing the name of the Company from Metro to American Rivers Oil Company (AROC).

     Metro's assets, except for $700,000 cash and an insignificant oil property, were transferred at their historical carrying value to a wholly-owned subsidiary, Bishop Capital Corporation, formerly Bishop Cable Communications Corporation ("Bishop" or the "Company"), where they are being operated autonomously by the prior management of Metro pursuant to the terms of separate five-year Operating and Voting Agreements. The Operating Agreement provides that Bishop's management will have sole authority and discretion with respect to the business, operations, and assets of Bishop. The Voting Agreement appoints Bishop's president as attorney and proxy to vote in his sole and absolute discretion, all of the shares of all classes of the common stock of AROC and/or Bishop owned by them with respect to any matter brought before the shareholders of AROC and/or Bishop relating to or involving exclusively Bishop.

     Accordingly, the accompanying financial statements include the consolidated operating results and cash flows of Metro until December 8, 1995 when the change of control occurred. Beginning in December 1995, the accompanying financial statements reflect only the operations of Bishop.

     Bishop's subsidiaries consist of Bishop Powers, Ltd. and Bridger Creek Partnership in which the Company holds general partner interests of 81% and 80%, respectively.

     Unaudited Information - The balance sheet as of December 31, 1996 and the statements of operations and cash flows for the nine-month periods ended December 31, 1996 and 1995 were taken from the Company's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal accruals), which are necessary to properly reflect the financial position of the Company as of December 31, 1996 and the results of operations and cash flows for the nine months ended December 31, 1996 and 1995. The results of operations for the interim periods presented are not necessarily indicative of those to be expected for the year.

     Change in Capital Structure and Spinoff - In November 1996, the Board of Directors of AROC (the Company's sole stockholder) agreed to make a pro rata distribution of 885,443 shares of the Company's common stock to AROC's common stockholders of record on November 18, 1996. The remaining 3,614,557 shares of the Company's common stock owned by AROC were canceled on the record date. AROC's Class B common stockholders did not participate in the distribution. Accordingly, this change in capital structure has been given retroactive effect in the accompanying financial statements as if it occurred at the beginning of the earliest period presented.

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)

     Net Loss Per Share - Net loss per share has been computed based on the weighted average number of common shares outstanding for each period presented. The weighted average shares have been retroactively restated for the effects of the reverse acquisition and the spinoff discussed above.


2. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   --------------------------------------------------------------------

     Nature of Operations - The Company is primarily engaged in the development and/or sale of real estate and also has a royalty interest in a natural gas property.

     Principles of Consolidation - The accompanying financial statements include the accounts of the Company and both majority-owned partnerships discussed in Note 1. All material intercompany transactions and accounts have been eliminated in consolidation.

     Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is being provided by the straight-line method over estimated useful lives of three to thirty-one years.

     Maintenance   and  repairs  are  charged  to  expense  as   incurred,   and
     expenditures for major improvements are capitalized. When assets are retired or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation.

     Undeveloped Land - Undeveloped land is stated at cost and consists solely of acquisition costs at March 31, 1996.

     Impairment of Long-lived Assets - In the event that facts and circumstances indicate that the cost of property and equipment or other long-lived assets may be impaired, an evaluation of recoverability of net carrying costs will be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset will be compared to the asset's carrying amount to determine if a write-down to estimated fair value is required.

     Gas Royalty Interests - The Company amortizes gas royalty interests on a straight-line basis over eight years.

     Cash   Equivalents  -  The  Company   considers   highly  liquid  temporary
     investments with an original maturity of three months or less to be cash equivalents.

     Marketable   Securities  -  Marketable  securities  are  accounted  for  in accordance with Statement of Financial Accounting Standard (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Pursuant to SFAS No. 115, the Company's securities are classified as available-for-sale based on management's intent. Investment securities classified as available-for-sale are stated at market value, with unrealized gains and losses, net of applicable income taxes, reported as a separate component of stockholder's equity. If the decline in market value of a security is determined to be other than temporary, the loss in value is charged to earnings. Realized gains or losses are determined on a specific identification method.

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)

     Investments - The Company's 19% ownership in a limited partnership (Z-H, LTD.) is stated at cost, adjusted for its equity in undistributed earnings since acquisition.

     Income Taxes - Income taxes are provided for in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the Company's assets and liabilities. AROC includes the Company's operations in its consolidated income tax return. Income taxes are allocated between AROC and the Company as if the Company was a separate taxpayer.

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

     The Company's financial statements are based on a number of significant estimates including the amortization period for the gas royalty interest, realizability of the carrying value of undeveloped land and the limited partnership investment discussed in Note 5, and the determination of other than temporary impairment of marketable securities. The Company's estimates are expected to change as additional information becomes available and it is reasonably possible that such estimates will materially change in the forthcoming year.


3. MARKETABLE SECURITIES:
   ----------------------

     The cost and estimated fair market value of available-for-sale securities at March 31, 1996 were as follows:

                                                         GROSS              GROSS
                                                       UNREALIZED         UNREALIZED           FAIR
                                                        HOLDING            HOLDING            MARKET
                                       COST              GAINS             LOSSES             VALUE
                                       ----            ----------         ----------        ---------

U.S. Treasury securities             $466,357          $   6,078          $ (11,427)        $ 461,008
Redeemable preferred
    securities                        136,955              8,297                -             145,252
Equity securities                     174,538             89,057            (25,121)          238,474
                                     --------          ---------          ---------         ---------
                                     $777,850          $ 103,432          $ (36,548)        $ 844,734
                                     ========          =========          =========         =========

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)

     The cost and estimated fair market value of available-for-sale securities with contractual maturities (U.S. Treasury and redeemable preferred) at March 31, 1996, by contractual maturity periods, were as follows:


                                                                    FAIR
                                                                   MARKET
                                                  COST             VALUE
                                                  ----             -----

   Due in one year or less                     $  232,105         $ 232,029
   Due after one year through five years          210,902           211,679
   Due after five years through ten years          90,953            97,031
   Due after ten years                             69,352            65,521
                                               ----------          --------
                                               $  603,312         $ 606,260
                                               ==========         =========

     Cash proceeds from the sale of available-for-sale securities during the years ended March 31, 1996 and 1995 were $1,265,512 and $797,108, respectively. Net gains from available-for-sale securities sold in the year ended March 31, 1996 amounted to $688,400 (gross gains of $701,152 and gross losses of $12,752). Net losses from securities sold in the year ended March 31, 1995 were $3,222 (gross gains of $23,638 and gross losses of $26,860).

     At December 31, 1996, the Company has a margin account payable to a broker for $165,009. This account provides for interest at approximately 8% at December 31, 1996.

4. GAS ROYALTY INTERESTS:
   ----------------------

     In December 1990, the Company purchased a royalty interest in certain gas properties located in Wyoming for approximately $1,067,000. At March 31, 1996, the net carrying value of this interest amounts to $367,000. Revenues related to this royalty interest are affected by local gas transportation, processing, and marketing arrangements. Reserve disclosures relating to the gas royalty interest are not included because the information is unavailable from the operator of the properties.

     In connection with the purchase, the Company formed a tax partnership, which allocates to the Company the first $40,000 of annual net income from the partnership and 80% of annual net income in excess of $40,000. After the Company has received cumulative net income of $1,050,000, plus interest at prime adjusted semi-annually, the Company will receive 60% of the annual net income in the partnership.


5. PARTNERSHIPS:
   -------------

     In October 1993, the Company became the general partner of a limited partnership to develop or sell 55 acres of undeveloped real estate. The Company contributed $250,000 cash for its 81% general partnership interest. The remaining 19% interest is held by the limited partner who is the general partner in the partnership described below. The Company will be allocated 100% of the income and losses until it has been paid $600,000 plus interest at 8% per annum (not to exceed $100,000) after which the allocation will be apportioned according to ownership.

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)

     The Company also became a limited partner in a limited partnership, which purchased approximately 35 acres of undeveloped land adjacent to the land mentioned above. The partnership constructed a golf driving range, miniature golf, and batting facility which was completed in July 1994. The Company contributed $350,000 cash for its 19% partnership interest, which is reported on the equity method of accounting.

     Following is a summary of condensed financial information pertaining to this limited partnership:

    Balance sheet data at March 31, 1996:

    Current assets                             $     8,327
    Noncurrent assets                            1,129,394
    Current liabilities                             31,622
    Noncurrent liabilities                       1,160,774
    Company's equity in net assets                 254,112

                                                    YEARS ENDED MARCH 31,
                                                   -----------------------
                                                   1996               1995
                                                   ----               ----

   Operations data:
     Revenue                                     $ 261,526          $ 121,961
     Costs and expenses                            548,928            339,236
                                                 ---------          ---------

     Net loss                                    $(287,402)         $(217,275)
                                                 =========          =========
     Company's equity in limited
       partnership loss                          $  54,606)         $ (41,282)
                                                 ==========         =========

The land owned by the partnerships discussed above is located in Colorado Springs, Colorado and, accordingly, the value of these properties is directly affected by local economic and operating conditions.

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)

6. INCOME TAXES:
   -------------

     The items that give rise to the components of the net deferred tax asset as of March 31, 1996, are as follows:


             Gas royalty interest                  $  227,000
             Net operating loss carryforward          231,000
                                                   ----------
             Deferred tax asset                       458,000
             Less valuation allowance                (458,000)
                                                   ----------
             Net deferred tax asset                $        -
                                                   ==========

     For the year ended March 31, 1996, the valuation allowance increased by $43,000. As of March 31, 1996, AROC has net operating loss carryforwards for Federal income tax purposes, of which approximately $500,000 is attributable to the Company pursuant to the Asset Purchase Agreement and, if not previously utilized, will expire in the years 2009 and 2010.

7. COMMITMENTS:
   ------------

     Effective December 1995, a five-year management agreement (the "Agreement") was entered into between the Company, the Company's president (the "Executive") and the parent company. The Agreement, which supersedes a previous employment agreement, provides for minimum annual compensation of $145,000 plus employee benefits. On the last day of September of each year thereafter, the term of the Agreement shall be automatically extended an additional year unless, prior to such last day of September, the Company or the Executive shall have delivered written notice that the term of employment will not be extended. The Agreement may be terminated by the Company only upon the death or disability of the Executive or for cause. If the Executive is terminated without cause, the Company would be required to pay as severance pay an amount equal to the Executive's salary in effect as of the date of termination multiplied by the greater number of years remaining in the term of employment or the number three.

     The Company also entered into a three-year employment agreement in December 1995 with two other officers which provide for aggregate annual compensation of $85,000 plus employee benefits. The agreements shall be automatically extended an additional year on September 30 of each year thereafter unless written notice is given by either party that the term of employment will not be extended. The agreements may be terminated upon the death or disability of the individual officer or for cause.

8. FINANCIAL INSTRUMENTS:
   ----------------------

     Statement of Financial Accounting Standards No. 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, at March 31, 1996, management's best estimate is that the carrying amount of cash and equivalents, notes and other receivables, accounts payable and accrued expenses approximates fair

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)

     value due to the short maturity of these instruments. Due to the short operating history of the business owned by the limited partnership discussed in Note 5, management is unable to estimate the fair value of the Company's 19% limited partner interest. However, management believes that fair value exceeds the carrying value at March 31, 1996.


9. STOCKHOLDER'S EQUITY (UNAUDITED):
   ----------------------------------

     In November 1996, certain officers and employees of the Company were allocated 38,300 shares of AROC's common stock from AROC's 1987 Stock Bonus Plan as additional compensation. Compensation costs recorded in connection with the issuance of these shares were approximately $50,000 with a corresponding credit to paid-in capital.